Exhibit (h)(1)

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563-1493

May 23, 2014

Calamos ETF Trust

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

Calamos Advisors LLC (“Calamos Advisors”) hereby undertakes as follows:

In the interest of limiting the expenses of that series of Calamos ETF Trust referred to as the Calamos Focus Growth ETF (the “Fund”), Calamos Advisors undertakes to reimburse the Fund, through March 31, 2016, to the extent, but only to the extent, that the annualized expenses of the Fund exceed 0.90%. Annualized expenses shall be calculated as a percent of the average net assets of the Fund, will exclude taxes, interest, short interest, short dividend expenses, all commissions and other normal charges incident to the purchase and sale of portfolio securities, and extraordinary charges such as litigation costs, and will include fees paid to Calamos Advisors, including any applicable performance fees.

The amount of the expense reimbursement to the Fund (or any offsetting reimbursement by the Fund to Calamos Advisors) shall be computed on an annual basis, accrued daily and paid monthly. This undertaking shall be binding upon any successors and assigns of Calamos Advisors.

Very truly yours,

CALAMOS ADVISORS LLC

By:	/s/ Nimish S. Bhatt
Name: Nimish S. Bhatt
Title: Senior Vice President, Chief Financial Officer, & Head of Fund Administration